Lori B. Morgan

lmorgan@bassberry.com

(615) 742-6280

January 29, 2015

Ms. Anu Dubey

Division of Investment Management, Examiner

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Gladstone Capital Corporation – Universal Shelf Registration Statement on Form N-2, File No. 333-185191 (the “Registration Statement”)

Dear Anu:

On behalf of Gladstone Capital Corporation (the “Company”), and in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 15, 2015 and January 28, 2015 (the “Comments”) relating to the Company’s Post-Effective Amendment No. 4 to the Registration Statement (“Post-Effective Amendment No. 4”) under the Securities Act of 1933 (the “Securities Act”) filed via EDGAR as a POS 8C filing on December 1, 2014, we submit this letter containing the Company’s responses to the Staff’s Comments. The Staff’s Comments have been incorporated into Post-Effective Amendment No. 5 to the Registration Statement (“Post-Effective Amendment No. 5”) that is being filed via EDGAR as a POS 8C filing concurrently herewith. For your convenience, we have set forth below the Staff’s Comment followed by its response. Capitalized terms not defined herein shall have the meaning contained in Post-Effective Amendment No. 4.

General

1.	Comment: Cover page: With respect to reference of the types of securities that may be offered by the Registration Statement, please revise reference to “or a combined offering of these securities” to “or concurrent, separate offerings” or similar language. If the Company is unable to make this revision, then please provide an explanation explaining why, including: i) an explanation of why a combination of common, preferred and debt offered together should not be deemed a separate security; ii) an example of how these securities would be offered and priced together; iii) an explanation of how the Company would ensure that common stock sold together with preferred stock and/or debt is priced in a way that would not result in common shares sold below NAV (reference is made to Section 23(b) of the 1940 Act); and iv) an undertaking in Part C of the Registration Statement to file for Staff review a post-effective amendment under 8(c) of the Securities Act with respect to any offering that is a combined offering. Please note the Staff may have more comments if the Company cannot make the requested revision.

150 Third Avenue South, Suite 2800

Nashville, TN 37201

bassberry.com

January 29, 2015

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Post-Effective Amendment No. 5 from “or a combined offering of these securities” to “or concurrent, separate offerings.”

2.	Comment: Please undertake not to use the term “senior” to describe future offerings of debt securities unless such debt securities will rank senior to other outstanding debt of the Company.

Response: In response to the Staff’s comment, the Company undertakes not to use the term “senior” to describe future offerings of debt securities unless such debt securities will rank senior to other outstanding debt of the Company.

3.	Comment: Please make a representation that if the Company determines to offer any type of debt security that is materially different from the types of debt for which the Company filed forms of prospectus supplements, the Company will file a post-effective amendment to the Registration Statement that would include a form of prospectus supplement with respect to that new type of debt security and that such post-effective amendment would need to be accelerated by the Staff.

Response: In response to the Staff’s comment, the Company hereby undertakes to file a post-effective amendment to the Registration Statement that includes a form of prospectus supplement for any new types of debt securities that are materially different from those contemplated by the Registration Statement or forms of prospectus supplements.

4.	Comment: Please undertake to file an unqualified legality opinion consistent with Staff Legal Bulletin No. 19 dated October 4, 2011 in connection with each future takedown offering the Company conducts pursuant to this Registration Statement.

Response: For each follow-on offering the Company conducts pursuant to the Registration Statement, the Company hereby undertakes to file an unqualified legal opinion pursuant to Staff Legal Bulletin No. 19.

5.	Comment: Page 3: In the paragraph of “Dividends and Distributions,” please discuss briefly the concept and risks regarding a distribution containing a return of capital, as disclosed in more detail in the risk factor on pages 23-24 of the Registration Statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of Post-Effective Amendment No. 5.

6.	Comment: Page 4 – Please explain the reason why numbers in the Fees and Expenses Table are annualized percentages based on actual expenses incurred in the quarter ended September 30, 2014 and average net assets as of the quarter ended September 30, 2014 rather than as of the year ended September 30, 2014.

Response: The Company believes that annualized percentages based on actual expenses incurred in the quarter ended September 30, 2014 is representative of the most current and up to date expense profile of the Company. The Company feels that such presentation falls within the guidelines of Form N-2 and provides a more informative presentation for current and future investors than using actual expenses incurred for the full year ended September 30, 2014.

7.	Comment: Footnote No. 3 to the Fees and Expenses Table on page 4 is notably lengthy at 19 lines. Please try to split this footnote up into two or more separate footnotes – with a separate

January 29, 2015

footnote describing the managerial component and another footnote describing Business Loan. The Staff believes this will be more plain English. Please also state expressly in the Footnote that the numbers presented in the table are gross of credits to any fees. For each credit discussed in the Footnote, please specify which is pursuant to an agreement and which is voluntary. Please include as exhibits to the Registration Statement all agreements governing these fees and credits between the Company and the Advisor. If the Investment Advisory and Management Agreement is the only such governing agreement, please so state in your response to the Staff’s comments.

Response: In response to the Staff’s comment, the Company has revised the footnotes to the Fees and Expenses Table on page 4 of Post-Effective Amendment No. 5. Further, the Company advises the Staff that each of the fee waivers and fee credits described in the footnotes are voluntary and non-contractual. While the Investment Advisory and Management Agreement does not explicitly govern the credit of the Loan Servicing Fee to the Base Management Fee, the Adviser and the Company have treated the Loan Servicing Fee as a pre-payment of the Base Management Fee owed to the Adviser pursuant to the Investment Advisory and Management Agreement, as described in further detail in the response to Comment No. 8 below and in Footnote 5 to Post-Effective Amendment No. 5. No supplemental agreements govern the listed fee waivers or fee credits.

8.	Comment: With respect to the Loan Servicing Fee discussed in the same Footnote 3, please clarify elsewhere in the Registration Statement what services the Advisor is being paid for. In addition, please clarify whether the Loan Servicing Fee is governed by the Advisory Agreement. If it is not included in the Advisory Agreement, please explain why it is not so included in your response to the Staff.

Response: The loan servicing fee is a payment from Business Loan to the Advisor on a monthly basis for the Advisor’s role as Servicer of Business Loan pursuant to the Credit Facility. The Servicer conducts the servicing, administration and collection of the loans on behalf of Business Loan for all loans included in the borrowing base under the Credit Facility. The loan servicing fee is not explicitly covered in the Advisory Agreement. However, the financial statements of Business Loan are consolidated with those of the Company, and, in effect, the payment of the loan servicing fee from Business Loan to the Advisor, is treated as a partial prepayment of the quarterly base management fee on behalf of the Company. In response to the Staff’s comment to clarify elsewhere in the Registration Statement what services the Adviser is being paid for, the Company has revised the disclosure on pages 77, 105 and 106, of Post-Effective Amendment No. 5.

9.	Comment: With respect to the risk factor discussed on page 12 of the Registration Statement, “We may be required to pay the Adviser incentive compensation on income accrued, but not yet received in cash,” please disclose in an appropriate place in the Registration Statement that the portion of the incentive fee payable to the Advisor that is attributable to deferred interest such as PIK interest, will be paid to the Advisor only if it is actually received in cash and any accrual for this deferred interest will be reversed if such interest payment is reversed.

Response: In response to the Staff’s comment, the Company advises the Staff that in accordance with the Company’s Investment Advisory and Management Agreement accrual for deferred interest, such as PIK interest, in calculation of the incentive fee payable to the Adviser, is not reversed if such interest payment is reversed. The Company directs the Staff to the risk factor discussed on page 12 of the Registration Statement in which the Company disclosed that “[W]e may make incentive fee payments on income accruals that we may not collect in the future and with respect to which we do not have a clawback right against the Adviser”.

January 29, 2015

10.	Comment: If the Company receives stockholder approval to issue shares below net asset value prior to going effective, please update all references of seeking stockholder approval at the Company’s 2015 Annual Stockholder meeting to indicate actual stockholder approval.

Response: In response to the Staff’s comment, the Company hereby undertakes to update all references to seeking stockholder approval at the Company’s 2015 Annual Stockholder meeting to indicate actual stockholder approval, if the Company receives such stockholder approval to issue shares below net asset value prior to going effective.

11.	Comment: On page 76 of the Registration Statement, please describe the “other services” that the Advisor sometimes provides to the portfolio companies, as has been disclosed in Footnote 3 on page 4 of the Registration Statement. Please also clarify that these services are not considered managerial assistance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 76, of Post-Effective Amendment No. 5.

12.	Comment: We note page 76 of the Registration Fee indicates that the Company credits 100% of “most” of the fees against the base management fee, while Footnote 3 on page 4 of the Registration Statement indicates “all” such fees are credited against the base management fee. Please revise disclosure to reconcile the apparent inconsistency and please disclose which fees are not 100% credited against the base management fee on page 76 of the Registration Statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 76, and 77 of Post-Effective Amendment No. 5.

13.	Comment: In the section discussing the Investment Advisory and Management Agreements on page 77 of the Registration Statement, please reference that the basis of the Board of Directors approval is included in the shareholder report and the date of such shareholder report, pursuant to Item 9.1.b.4 of Form N-2. If such discussion is not included in the Company’s shareholder report, please state this in your response and please disclose such basis within the Registration Statement and undertake to include such requisite disclosure in future shareholder reports and to reference such disclosure within the Registration Statement.

Response: In response to the Staff’s comment, the Company respectfully submits that it does not currently include the referenced disclosure in its shareholder report. Therefore, the Company has revised the disclosure on page 77 of Post-Effective Amendment No. 5 to reflect the basis of the Board of Directors approval. The Company hereby undertakes to include the basis of such approval in its annual shareholder reports going forward and to reference such annual report disclosure within the Registration Statement.

14.	Comment: On page 77 of the Registration Statement, please clarify how the “unconditional, irrevocable” fee waiver is also voluntary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 77 of Post-Effective Amendment No. 5.

15.	Comment: On page 77 of the Registration Statement, the Company states that it “generally” credits 100% of the referenced fees against the base management fee but that a “small percentage” of certain of such fees is retained by the Advisor. The Staff notes a similar inconsistency discussed in Comment No. 12 on page 77 of the Registration Statement. Please reconcile the apparent inconsistency.

January 29, 2015

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 76 and 77 of Post-Effective Amendment No. 5.

16.	Comment: With respect to the disclosure regarding certain provisions of Maryland law on page 120 of the Registration Statement, please confirm in your response to the Staff’s comments that the Company has opted out of the Maryland Control Shares Acquisition Act.

Response: In response to the Staff’s comment, the Company confirms that it has opted out of the Maryland Control Shares Acquisition Act.

Accounting

17.	Comment: On page F-7 of the Registration Statement, please indicate which investments on the Schedule of Investments are not qualifying investments under Section 55(a) of the 1940 Act and in a footnote please explain briefly the significance of non-qualification.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-7 of Post-Effective Amendment No. 5.

18.	Comment: With respect to any discussion of distributions made by the Company to stockholders in the Registration Statement, including on page 28, please do not use the term “dividend” to describe distributions that contain return of capital. With respect to any such reference, please disclose the portion of distributions that is a return of capital on a per share and aggregate basis. The Staff notes this change should be made to the Registration Statement, future marketing material and information contained on the Company’s website. For example, the distribution history on the Company’s website should clearly identify the return of capital portion of the distributions in addition to the link the Company includes to IRS Form 8937. Further, the Company’s page with a heading titled “Dividend Information” should clearly identify the portions of distribution that are return of capital. In addition, the Staff requests the Company refrain from using the term “yield” with respect to distributions that contain a return of capital because the term “yield” is often associated with income.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 28 of Post-Effective Amendment No. 5. In addition, the Company hereby undertakes to not use the term “dividend” to describe distributions that contain return of capital in future marketing material and information contained on the Company’s website and will clearly identify the portions of distribution that are return of capital on a per share and aggregate basis. Further, the Company hereby undertakes to refrain from using the term “yield” with respect to distributions that contain a return of capital.

In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;
•	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 29, 2015

Please feel free to reach Lori Morgan via phone at 615-742-6280 or via email at lmorgan@bassberry.com or Sehrish Siddiqui via phone at 901-543-5979 or via email at ssiddiqui@bassberry.com with any questions. We look forward to hearing from you soon.

Sincerely,

/s/ Lori B. Morgan

Lori B. Morgan